Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Dominion Energy FAQs

for non-union employees

Union represented employees - please refer to the FAQs for union employees, your collective bargaining agreement or submit questions to your HR Business Partner

1	Updated February 13, 2018

General Dominion Energy Information

Where can I learn more about Dominion Energy?

We are happy to have you as part of the Dominion Energy team. You can visit www.dominionenergy.com to learn more.

What are Dominion Energy’s Core Values?

Much like SCANA, Dominion Energy has core values that are at the heart of our business: Safety, Ethics, Excellence, and One Dominion Energy.

Safety: Safety is our highest priority – in the workplace and in the community. The work we do can be dangerous. So our first and fundamental goal is to send every employee home safe and sound, every day with zero injuries. That is the only acceptable standard of performance.

Ethics: Integrity, individual responsibility and accountability go hand-in-hand with bottom-line results. We cannot and will not take shortcuts to achieve our goals and fulfill our obligations to stakeholders. Ethical behavior matters and our reputation depends on it.

Excellence: We set high performance standards and are committed to continuous improvement in all areas of our business. The odds of long-term success improve when we go beyond “good” and strive for “great.” Our aim is not to be the biggest energy company, just the best.

One Dominion Energy: Teamwork is at the heart of “One Dominion Energy”. It is a unifying outlook that transcends organizational boundaries and focuses on our shared mission and purpose. We know that strong, sustainable performance depends on how well we support each other in executing our business plan.

Who is my point of contact if I have a question?

You can consult your current HR team or use the extranet site for questions.

About the Merger

How should I support the Merger?

If you are in support of the Merger, we would appreciate your help in spreading the word. Visit BrighterEnergyFuture.com to get the facts. Then like and share “Dominion Energy South” on Facebook and ask your family and friends to do the same. Tell them that you support the merger, that it’s good for the customers, the employees, and the retirees and it’s good for South Carolina.

Where can I get the facts?

Refer to the overview document on the extranet for a summary.

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Who needs to approve the merger? (New)

There are several groups that need to approve the merger. They include:

•	Federal Trade Commission (FTC) Anti-trust – Filed

•	SCANA Shareholders

•	South Carolina Public Service Commission - Filed

•	North Carolina Utility Commission – Filed

•	Georgia Public Service Commission - Filed

•	FERC

•	Nuclear Regulatory Commission – Filed

•	FCC consent – Filed

We expect that these filings will be complete by the end of the first quarter and timelines for approval vary.

When will the transition teams get started?

We know many of you are anxious to get started on the transition. Unfortunately, we cannot get started just yet. Please watch for more information related to transition teams in the coming weeks.

What should I do if someone from Dominion Energy reaches out to me?

We expect that many of you have peers or former colleagues that work for Dominion Energy. No best practice sharing, planning or transition discussions should occur until further notice. If you have questions about what is/is not allowed, please contact Joanna Greene.

What is the status of the Base Load Review Act (BLRA)?

We appreciate the interest of legislators and others in wanting to amend the legislation regarding future utility projects. Repealing the law for future projects would still allow our merger to move forward and bring with it billions of dollars of benefits to SCE&G electric customers, including a cash payment of $1,000 for an average residential customer and a 5 percent rate reduction. However, a change in the law that would draw into question recovery on previous investments made in full accordance with state law and regulatory approval is not something that we – or, we believe, anyone else – could accommodate.

Update: (New)

Dominion Energy continues to work hard to see the deal through to protect customers today and tomorrow, and to strengthen South Carolina’s economic development future and energy certainty.

Coming to Work at Dominion Energy

Will I become a Dominion Energy employee?

When the merger is completed, SCANA will become a wholly-owned subsidiary of Dominion Energy, and SCANA employees will become part of the Dominion Energy family.

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When will the transition to Dominion Energy occur?

The merger between SCANA and Dominion Energy is subject to regulatory and shareholder approval. The date will depend on the receipt of those approvals.

Will my service with SCANA count as service towards Dominion Energy?

Your service with SCANA will count as time worked with Dominion Energy for purposes of our policies and programs.

Will we lose the SCANA name and logo? What about our other company brands? (Updated)

We need to discuss this with the regulators. At the appropriate time, we prefer that you would use the Dominion Energy name and brand. It is important to our core value of One Dominion Energy.

When can I apply to jobs at Dominion Energy?

After the merger closes, we will make internal job postings available.

Benefits at Dominion Energy (General)

When will we transition to Dominion Energy’s benefit plans?

Your coverage will continue under your current benefit plans for a period of time following the close of the transaction. A firm transition date to the Dominion Energy plans has not been set. We will continue to update you as transition plans progress.

Who should I contact if I have questions about my current benefits?

You should continue to contact the SCANA Employee Resource Center by calling 803-217-4444 or simply 7-4444 when dialing internally.

What decisions have been made about the transition between SCANA’s Pension, 401(k) and retiree-medical plans and Dominion Energy’s plans?

Retirement and retiree-medical plans are very complex and therefore no decisions have been made about transition plans – we know they are important to you and we are committed to providing you answers on this as soon as we can.

Where can I learn more about Dominion Energy’s benefit plans?

You can visit www.dombenefits.com to learn more about our plans.

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What are Employee Resource Groups? Which ones do you have?

The company has launched an official Employee Resource Group program aimed at creating avenues where employees can engage, collaborate, network and contribute to company initiatives. We currently have 6 resource groups with multiple chapters across the footprint. They are:

We3: Women engaging, educating, energizing

DVN: Dominion Vets Network

AARG: African American Resource Group

HOLA!: Dominion Energy Latino Resource Group

Pride: LGBTQIA and Ally Resource Group

YP: Dominion Energy Young Professionals

What will happen to the employee clubs?

We have no plans to make changes to the employee clubs at this time.

What will happen to the SCANA Pharmacy?

We have no plans to make changes to the pharmacy at this time.

Do you have voluntary benefits like Cancer coverage?

Yes, Dominion Energy offers several voluntary benefits:

•	Critical Illness Insurance

•	Accident Insurance

•	ID Theft Protection and Recovery/Remediation

•	Home and Auto Insurance

Go to www.dombenefits.com > Explore Benefits > Voluntary/ Supplemental Benefits to learn more

Benefits at Dominion Energy (Active Health & Welfare)

Which healthcare insurance provider does Dominion Energy use?

We use Anthem Blue Cross Blue Shield for medical and Express Scripts for prescription drug benefits and have for many years.

Is Dominion Energy self-funded?

Yes, Dominion Energy is self-funded.

Does Dominion Energy impose a spousal surcharge for medical benefits, if my spouse has other health insurance available to him or her?

No. Under our medical plans, the cost to cover your spouse is the same, regardless of whether your spouse is eligible for other health insurance (for example, through his or her own employer).

What will happen to employees who are on Long Term Disability? (New)

Fair and equal treatment to all employees, including those on LTD, is very important to Dominion Energy. Benefit plans are very complex and therefore no decisions have been made about transition plans at this time, however we can assure you no one on LTD will lose coverage as a result of the merger.

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Benefits at Dominion Energy (Pension)

What happens to my SCANA Pension?

The benefits that you have accumulated in your current plan remain yours.

What does Dominion Energy’s Pension Plan look like?

Pension Plan calculations vary from company to company. Dominion Energy’s pension plan has two different plan designs - a traditional pension plan design (based on service and final average earnings) as well as a cash-balance pension plan design (based on years of service).

Will SCANA employees who are not currently eligible for the pension plan become eligible?

Retirement plans are very complex and therefore no decisions have been made about transition plans – we know they are important to you and we are committed to providing you answers on this as soon as we can.

Benefits at Dominion Energy (401(k))

Does Dominion Energy have a matching program on their 401(k) plan?

Dominion Energy does have a 401(k) plan –referred to as the Dominion Energy Savings Plan. The matching contribution varies depending on whether an employee is covered under the Dominion Energy Pension Plan’s traditional pension benefit or cash balance benefit formula.

Who is Dominion Energy’s 401(k) administrator?

Conduent is the plan administrator for our 401(k) plan, which is commonly referred to as the Dominion Energy Savings Plan, and has been for many years.

Benefits at Dominion Energy (Retiree Medical)

What decisions have been made about the transition between SCANA’s Retiree Medical plan and Dominion Energy’s Retiree Medical plan?

We know that some of you are eligible for retiree medical coverage. While we no longer offer that benefit to new hires, we also have a population of current employees eligible for retiree medical.

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Though no decisions have been made at this point, we know how important these benefits are to you and are committed to getting back to you with these answers as soon as we can.

From what I understand, it sounds like you must reach 58 years of age and 10 years of service to be eligible for the non-union Dominion Energy retiree medical program. Will our current eligibility change?

No decisions have been made at this point on the transition of current programs. Details like this one will be available by the end of 3rd quarter of 2018.

Benefits at Dominion Energy (Time Off Work)

How will SCANA PTO transition to Dominion Energy’s Sick and Vacation Time?

Dominion Energy has both a vacation and a sick time policy, which is based upon your length of service. Your service with SCANA will count as time worked with Dominion Energy.

Vacation time starts with 120 hours as a new hire and increases with service to 240 hours, which is accrued on a quarterly basis. There is an opportunity to borrow vacation (up to one quarter in advance) and carryover of up to 40 hours from year to year.

In lieu of a short term disability policy, Dominion Energy has a sick time policy which covers 26 weeks of sick time – paid at either 100% or 70% depending on your length of service.

40 hours of sick time are available for the care of your dependents during their illness.

The transition of plans is unknown at this time, but when a determination is made, we will communicate as soon as possible

Does Dominion Energy have Maternity / Paternity Leave?

We have a parental leave policy of 3 weeks to use for the bonding of a newborn or newly adopted child.

What happens to my PTO time?

During the period prior to transition, we will be working closely with the SCANA HR team to determine the best way to transition employees from the SCANA PTO plan to the Dominion Energy vacation and sick leave plans.

What Holidays do you observe?

Dominion Energy currently celebrates 11 holidays and provides 1 personal holiday to use as you wish.

The holidays are New Year’s Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Veterans Day, Thanksgiving Day, Day after Thanksgiving, Christmas Eve and Christmas.

7	Updated February 13, 2018

What is Dominion Energy’s Vacation Time policy?

Dominion Energy has both a vacation and a sick time policy, which are each based upon length of service. Your service with SCANA will count as time worked with Dominion Energy for purposes of these policies.

For full time employees, vacation time starts with 120 hours as a new hire and increases with service to 240 hours, which is accrued on a quarterly basis at the beginning of a quarter. There is an opportunity to borrow vacation (up to one quarter in advance) and carryover up to 40 hours from year to year. In addition, you can purchase up to an additional 40 hours each calendar year in full-day increments. Part time employees working at least 1000 hours/ year are reduced by half of the chart below.

Years of Service	Number of Quarterly Hours Accrued	Number of Annual Vacation Hours
1-10	30	120 hours
11-20	40	160 hours
21-29	50	200 hours
30+	60	240 hours

How do quarterly Vacation Time accruals work under the Dominion Energy policy?

Accruals occur at the beginning of each quarter and are available on January 1, April 1, July 1, and October 1 of each calendar year.

You do not need to use your vacation time in the quarter in which it accrues. You can “save up” vacation time to use later in the calendar year. Dominion Energy allows for up to 40 hours of vacation carryover each year, so any accrued but unused time in excess of 40 hours will be lost at the beginning of each new calendar year.

Each quarter, you also have the option to “borrow” additional vacation time that doesn’t accrue until the next quarter (except that borrowing vacation from the next year is not allowed during the fourth quarter).

What happens to my accrued vacation when I retire?

After the transition to our policies, accrued but unused vacation time will be paid out to you in your final paycheck.

What is Dominion Energy’s Sick Time policy?

In lieu of a short term disability policy, Dominion Energy has a sick time policy which covers 26 weeks of sick time for full time employees. Sick time can be used for the employee’s own illness and is paid at either 100% or 70% depending, on length of service. Sick time is an ongoing bank of time which is subject to refresh. Part time employees working at least 1000 hours/ year are reduced by half of the chart below.

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40 hours of sick time are available for the care of the employee’s dependents during their illness or other health-related appointments.

Years of Service	Number of Sick Hours Paid at 100%	Number of Sick Hours Paid at 70%
0-4	160	880
5-8	320	720
9-14	480	560
15-19	640	400
20-24	800	240
25+	1040	0

What can Dominion Energy’s Sick Time be used for?

Sick time can be used for the employee’s own personal illness, injury (excluding workers comp), or health-related appointments – whether sick or preventive care.

A doctor’s note may be required. After three consecutive days of sick time, we do require that the FMLA process be started. Abuse of the Sick Time policy is subject to discipline up to and including termination.

Can you explain the refresh provision for Sick Time?

Sick Time is a rolling, continuous bank of time and is not based on a calendar year like Vacation Time. You can use sick time in partial day increments or as full days.

When an employee uses the benefit – either a partial or a full day - and then does not miss a full sick time day within the next 182 calendar days (six months), the employee is restored to full benefits under the sick time policy. If additional full days of sick time are used, the refresh will not occur until 182 calendar days after the last full day of sick time is used.

What is Personal Volunteer Time?

Personal Volunteer Time is a day that we provide to employees each calendar year to spend volunteering at an organization of your choice – something that is personal and meaningful to you. This is in addition to the company sponsored events that occur throughout the year.

What will happen to my transition bank?

We are working to understand the transition bank better and will get back to you with a decision about this just as soon as we can.

9	Updated February 13, 2018

I am in the military. Do I need take vacation time for my annual training? (New)

Full time employees will be granted up to 120 hours (60 hours for part-time or temporary) paid time off from work to participate in annual training or weekend drill.

Benefits at Dominion Energy (Severance)

What severance benefits are available if my job is eliminated?

The Dominion Energy Severance Program provides pay for up to 12 months (based on years of service), plus a two-month advance notice period during which employees receive pay. As part of the merger, Dominion Energy has agreed that if your position is eliminated prior to 12/31/19, you will be eligible for either benefits under the Dominion Energy Severance Program or base pay continuation through 12/31/19, whichever provides you with a greater amount of severance pay based on your length of service. You will receive further details about these benefits if your job is impacted.

Who is eligible for severance benefits or pay continuation?

Active employees as of the date of the close would be eligible for severance benefits or pay continuation if their position is eliminated.

If I leave voluntarily, am I eligible for severance benefits or pay continuation?

No.

If my position is moved to Richmond, will I forfeit my severance if I don’t go?

No. You will remain eligible for severance if your position is moved more than 50 miles from your current location.

If my position is moved to Richmond, do you offer a relocation package?

Yes.

If my position is eliminated, will I have the opportunity to apply for other positions?

Yes. When a position is eliminated, the employee can apply for jobs as an internal candidate until the last day of their advance notice period.

What pay rate is the pay continuation based on?

The pay continuation would be based on your base pay at the time you are severed.

10	Updated February 13, 2018

Does the company pay the entire premium for the 6 months of medical coverage or just a portion?

If your position is eliminated, your medical premium costs are paid entirely by the company for 6 months. Dental and Vision insurance premiums are not paid for by the company, but may be continued under COBRA.

When does the 6 months of paid medical coverage start?

If your position is eliminated, your paid medical coverage begins once you are severed. During the advance notice period, your medical benefits and deductions remain in place since you are still considered an active employee. Therefore, if you have an advance notice period, your 6 months of company-paid medical coverage does not begin until the end of your advance notice period.

Compensation at Dominion Energy

What happens to my base pay?

As part of the merger agreement, Dominion Energy has committed to maintaining your base pay at equivalent or higher levels through 12/31/19. You will also be eligible for merit increases in the normal course of business.

How are Dominion Energy’s salaries increased each year? Is it Cost of Living (COLA) or merit?

Salary increases are merit/performance based and occur in March of each year.

Does Dominion Energy have a 3-5-7 program or other bonus program?

Most Dominion Energy employees participate in the same Annual Incentive Program, which is based on financial performance of the company, and accomplishment of safety, diversity, and other operating and stewardship goals. Jobs are grouped into established tier levels with target awards determined as a percentage of an employee’s plan compensation (base or qualified earnings). As part of the merger agreement, Dominion Energy has committed to maintaining your current target annual opportunity amount through 12/31/19.

How often will we get paid?

Though a transition plan has not been determined, Dominion Energy currently has a variety of pay schedules including biweekly (every two weeks) and monthly depending on whether you are an exempt or non-exempt employee.

11	Updated February 13, 2018

Operations Questions - Nuclear

Will you continue to operate VCS Unit 1?

Yes. It is near the top of the industry in performance and a strong base-load asset.

Does Dominion Energy have any interest in VCS Units 2 & 3?

We stand by SCANA’s decision to abandon the VCS 2 & 3 project.

Does Dominion Energy have any interest in Santee Cooper?

We are not interested in purchasing Santee Cooper.

Operations Questions – Power Generation

What happens to the SCANA assets such as our power generation stations?

These are valuable assets that we intend to continue to operate.

Operations Questions - PSNC

Does Dominion Energy have a merchandising and sales force for marketing appliances?

No, we do not currently have a sales and marketing group for appliances.

Currently at PSNC when someone buys an appliance from Lowes or Home Depot, they are referred to PSNC for installation. Does Dominion Energy have this service and will it continue to PSNC customers? (New)

Currently Dominion Energy Ohio and Dominion Energy West Virginia do not have this arrangement. We do not anticipate any changes to your current arrangement at this time.

Operations Questions – Customer Service/Contact

Are your customer service centers outsourced?

We have several customer service call centers throughout our footprint:

•	For the electric utility customers in Virginia and North Carolina our centers are a combination of both insourced and outsourced resources

•	For our gas customers:

•	Our Dominion Energy Ohio and Dominion Energy West Virginia call centers are a combination of both insourced and outsourced resources

•	Dominion Energy Utah, Wyoming and Idaho call centers are insourced

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Where is your customer service center located?

We have several customer service call centers throughout our footprint:

•	For the electric utility customers in Virginia and North Carolina: Richmond, Norfolk, Hampton, South Boston, and Martinsville, VA

•	For our gas customers:

•	Cleveland and Akron, OH: for our gas customers of Dominion Energy Ohio

•	Clarksburg, WV: for our gas customers of Dominion Energy West Virginia

•	Beaumont, TX : Dominion Energy Ohio and Dominion Energy West Virginia’s outsourced call center

•	Salt Lake City, UT: for our gas customers Dominion Energy Utah, Wyoming, and Idaho

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy has filed with the SEC a registration statement on Form S-4 that includes a combined preliminary proxy statement of SCANA and preliminary prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein are in preliminary form. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the preliminary proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders are able to obtain a free copy of the preliminary proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the preliminary proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the preliminary proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.

13	Updated February 13, 2018